Additional Information Regarding Certain Other Persons

Electrum Strategic Opportunities Fund L.P. ("ESOF")

ESOF GP is the general partner of the sole general partner of, and TEG Services is the investment adviser to, ESOF.

ESOF GP Ltd. ("ESOF GP")

The board of ESOF GP consists of the following individuals: Thomas S. Kaplan, Michael H. Williams and Andrew M. Shapiro.

The citizenship, principal occupation and principal business address of each director of ESOF GP are as follows:

Name	Citizenship	Principal Occupation	Principal Business Address
Thomas S. Kaplan	United States, France, Republic of Seychelles, United Arab Emirates	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020
Michael H. Williams	United States	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020
Andrew M. Shapiro	United States	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020

As of the date hereof, Andrew M. Shapiro owns 10,000 common shares of Trilogy Metals Inc.

The Electrum Group LLC ("TEG Services")

The board of directors of TEG Services consists of the following individuals: Thomas S. Kaplan (Chairman, Chief Executive Officer and Chief Investment Officer), Ali R. Erfan (Vice Chairman) and Michael H. Williams (Senior Managing Director).

The citizenship, principal occupation and principal business address of each director and executive officer of The Electrum Group LLC are as follows:

Name	Citizenship	Principal Occupation	Principal Business Address
Thomas S. Kaplan	United States, France, Republic of Seychelles, United Arab Emirates	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020
Ali R. Erfan	United Kingdom	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020
Michael H. Williams	United States	Businessperson	c/o The Electrum Group LLC, 600 Fifth Ave., 24th Fl. New York, NY 10020